PART I
PART II
PART III
PART IV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 001-32695
CUSIP Number: 055934 10 3
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K            ☐ Form 20-F            ☐ Form 11-K            ☐ Form 10-Q

☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
     For Period Ended: July 31, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
     For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full Name of Registrant: BPI Energy Holdings, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 30775 Bainbridge Road, Suite 280
City, State and Zip Code: Solon, Ohio 44139

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant was unable to file its Annual Report on Form 10-K for the year ended July 31, 2008 by 5:30 PM, Eastern Time, on October 29, 2008, which is the due date for such report, due to the Registrant’s inability to fund the audit of its financial statements or legal services and other related costs. The Registrant does not currently have an estimate of when, if ever, it will be able to file its Form 10-K.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

James G. Azlein	(440)	248-4200

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes            ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes            ☑ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
BPI Energy Holdings, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2008	By:	/s/ James G. Azlein
Chief Executive Officer and President